

07084306


SEC MAIL
RECEIVED
PROCESSING
NOV 19 2007
WASH, D.C.
161
SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Tyler Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Mercator Minerals Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

90224J109
(CUSIP Number of Class of Securities (if applicable)

Jean Pierre Jutras, President and Chief Executive Officer
Tyler Resources Inc.
#500, 926 - 5th Ave. S.W.
Calgary, Alberta T2P 0N7
Tel. (403) 269-6753
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 9, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Press release dated October 19, 2007[1]
2. Letter to shareholders dated November 9, 2007[2]
3. Offer to purchase and circular dated November 9, 2007[2]
4. Letter of transmittal[2]
5. Notice of guaranteed delivery[2]

---

(1) Previously furnished on the filing person's Form CB submitted to the Commission on October 22, 2007.
(2) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	Description of Document
2.1[(1)]	The filing person's Annual Information Form for the year ended December 31, 2006 dated March 28, 2007
2.2[(1)]	The filing person's management information circular dated May 3, 2007 prepared in connection with the annual meeting of shareholders of the filing person held on May 31, 2007
2.3[(1)]	The filing person's comparative consolidated financial statements and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon, and management's discussion and analysis relating thereto
2.4[(1)]	The filing person's amended comparative unaudited consolidated financial statements and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, together with the amended management's discussion and analysis relating thereto
2.5[(1)]	The filing person's material change report filed January 8, 2007 respecting the results of an independent preliminary feasibility study, including an independent mineral reserve and independent mineral resource estimate, for the Mineral Park mine
2.6[(1)]	The filing person's material change report filed January 22, 2007, respecting a short form prospectus offering of common shares and note units
2.7[(1)]	The filing person's material change report filed February 15, 2007, respecting the closing of the short form prospectus offering
2.8[(1)]	The filing person's material change report filed October 22, 2007, respecting the offer to acquire the common shares of Tyler
2.9	The filing person's comparative unaudited consolidated financial statements and the notes thereto as at September 30, 2007 and for the nine months ended September 30, 2007 and 2006, together with the management's discussion and analysis relating thereto

(1) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 22, 2007.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCATOR MINERALS LTD.



Marc LeBlanc
VP Corporate Development
& Corporate Secretary

November 16, 2007

Mercator Minerals Ltd.

Consolidated Interim Financial Statements
September 30, 2007 and 2006
(Stated in US Dollars)
(Unaudited)

Mercator Minerals Ltd.
Consolidated Interim Balance Sheets
(Stated in US Dollars)
(Unaudited)

		September 30, 2007		December 31, 2006
Current Assets				
Cash and cash equivalents	$	123,203,869	$	11,076,108
Accounts receivable		4,500,759		5,622,572
Income tax receivable		3,262,411		-
Prepaid expenses		359,265		169,788
Inventories (Note 3)		14,304,867		8,060,577
Total Current Assets		145,631,171		24,929,045
Property, plant and equipment (Note 5)		54,537,037		25,376,907
Land reclamation bond (Note 6)		1,390,673		1,337,770
Environmental bond (Note 4)		1,767,560		1,578,948
Total Assets	$	203,326,441	$	53,222,670
Current Liabilities				
Accounts payable and accrued liabilities	$	7,935,445	$	4,731,399
Income taxes payable		-		312,824
Net proceeds interest liability (Note 7)		-		568,152
Current portion - equipment loans (Note 11)		2,958,937		1,499,423
Total Current Liabilities		10,894,382		7,111,798
Long Term Liabilities				
Equipment loans (Note 11)		9,856,459		6,336,402
Asset retirement obligation (Note 13)		2,205,000		2,087,442
Future income tax liability		2,238,060		1,222,426
Note Payable - Secured Notes (Note 8)		108,737,661		-
Total Liabilities		133,931,562		16,758,068
Shareholders' equity				
Share Capital (Note 9)				
Authorized - Unlimited common shares, no par value				
Issued - 73,735,716 (2006 – 63,038,700) common shares		53,240,555		32,493,065
Contributed Surplus (Notes 8, 9 and 10)		21,972,339		3,639,815
Retained earnings (deficit)		(5,818,015)		331,722
Total Shareholders' Equity		69,394,879		36,464,602
Total Liabilities and Shareholders' Equity	$	203,326,441	$	53,222,670

The accompanying notes form an integral part of these consolidated interim financial statements

Mercator Minerals Ltd.
Consolidated Interim Statements of Operations And Deficit
(Stated in US Dollars)
(Unaudited)

For the period ended	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006
Revenue				
Copper sales	$ 28,157,384	$ 21,079,065	$ 10,405,821	$ 9,485,052
Sale of landscaping materials	520,018	825,105	187,271	379,685
	28,677,402	21,904,170	10,593,092	9,864,737
Costs and expenses				
Mining and Processing	6,916,838	4,100,258	4,824,290	1,568,046
Administration includes stock based compensation of $7,277,341 (2006 - $2,213,052) (Notes 10 and 18)	11,459,346	6,154,512	889,991	2,022,378
Amortization of property, plant and equipment	861,445	401,438	307,346	194,121
Exploration and Development	2,175,712	1,278,665	727,042	796,271
Accretion expense (Notes 8 and 13)	1,629,601	109,350	649,424	36,450
Interest income	(4,482,714)	(324,957)	(2,269,206)	(222,648)
Interest on long-term liabilities	9,878,072	170,386	4,014,083	58,832
	28,438,300	11,889,652	9,143,170	4,453,450
Income from operations	239,102	10,014,518	1,449,922	5,411,287
Finance Issuance Cost	(5,585,108)	-	0	-
Gain (loss) on Sale of Assets (Note 14)	2,795,427	-	(213,573)	-
Foreign exchange gain	361,815	420	41,064	(8,222)
Net income (loss) before taxes	(2,188,764)	10,014,938	1,277,413	5,403,064
Income taxes				
Current	(2,945,339)	(2,542,300)	(535,643)	(295,222)
Future	(1,015,634)	(1,199,700)	(445,041)	(1,199,700)
Net income (loss) for the period	$ (6,149,737)	$ 6,272,938	$ 296,729	$ 3,908,142
Retained earnings (deficit), beginning of period	$ 331,722	$ (6,735,935)	$ (6,114,744)	$ (4,371,140)
Net income (loss) for the period	(6,149,737)	6,272,938	296,729	3,908,142
Retained earnings (deficit), end of period	$ (5,818,015)	$ (462,997)	$ (5,818,015)	$ (462,997)
Earnings (loss) per share – basic	($0.09)	$0.11	$0.00	$0.06
Earnings per share – diluted	-	$0.11	$0.00	$0.06
Weighted average shares outstanding - basic	71,423,767	54,656,243	73,703,993	60,435,808
Weighted average shares outstanding - diluted	71,423,767	58,097,583	79,659,102	64,261,269

The accompanying notes form an integral part of these consolidated interim financial statements

Mercator Minerals Ltd.
Consolidated Interim Statements of Cash Flows
(Stated in US Dollars)
(Unaudited)

For the period ended	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	$ (6,149,737)	$ 6,272,938	$ 296,729	$ 3,908,143
Items not involving cash				
Amortization of property, plant and equipment	861,445	399,234	307,546	191,917
Accretion expense	1,629,601	109,350	649,424	36,450
Stock-based compensation	7,277,341	2,213,051	1,349,160	587,230
Future income tax	1,015,634	1,199,700	445,041	1,199,700
Gain on sale of assets	(2,795,427)	-	213,573	-
Change in assets and liabilities				
Accounts receivable	1,121,813	(793,580)	2,147,297	(224,519)
Prepaid expenses	(189,477)	(194,152)	(37,538)	23,260
Inventories	(6,244,290)	(2,814,410)	(1,548,262)	(1,133,874)
Income taxes	(3,575,235)	45,130	535,644	(2,201,953)
Accounts payable and accrued liabilities	3,204,046	192,078	4,423,263	276,498
	(3,844,286)	6,629,339	8,781,877	2,662,850
Financing activities				
Note payable - debenture	117,600,000	-	-	-
Share capital and subscriptions received, net	21,428,291	10,820,105	101,669	121,458
Net proceeds interest liability repayment	(1,287,674)	-	(743,669)	-
Equipment Loan repayment	(2,067,293)	(393,255)	(680,484)	(105,690)
Equipment Loan financing	7,046,864	5,763,473	1,034,755	5,498,548
	142,720,188	16,190,323	(287,729)	5,514,316
Investing activities				
Acquisition of property, plant and equipment	(35,506,626)	(9,093,430)	(15,193,316)	(7,997,010)
Proceeds on sale of property, plant and equipment	9,000,000	-	-	-
Environmental bond and reclamation deposits	(241,515)	(68,620)	(100,608)	(3,343)
	(26,748,141)	(9,162,052)	(15,293,924)	(8,000,353)
Increase (decrease) in cash	112,127,761	13,657,610	(6,799,776)	176,815
Cash and cash equivalents, beginning of period	11,076,108	1,899,773	130,003,645	15,380,570
Cash and cash equivalents, end of period	$ 123,203,869	$ 15,557,385	$ 123,203,869	$ 15,557,385
Supplemental Information				
Interest Paid	$ 9,878,072	$ 170,386	8,091,455	$ 113,206
Income Taxes Paid	$ (2,945,339)	$ 2,135,203	(3,258,163)	$ 2,135,203

(Stated in US Dollars)

Interim Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the applicable Canadian Securities Commissions and Regulatory Authorities. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these interim financial statements be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2006 and 2005 included in the Company's Annual Report.

Results of operations for the interim periods are not necessarily indicative of annual results.

1. Nature of Business

Mercator Minerals Ltd. (the "Company") and its indirect wholly-owned subsidiary Mineral Park Inc. are engaged in the exploration, development and extraction of copper in Mohave County, Arizona, USA and in the business of exploring, developing and mining resource properties. The deficit to June 24, 2003 was accumulated during the development stage when copper extraction and sales commenced upon the acquisition of Mineral Park Inc. ("Mineral Park"). On June 2, 2006, the Company incorporated a wholly-owned subsidiary, for the purposes of exploring and developing mineral properties in Northwest Territories, Canada.

On January 12, 2007, the Company incorporated Mercator Mineral Park Holdings Ltd. ("Mercator Holdings") as a wholly-owned subsidiary under the laws of the Province of British Columbia.

Effective January 15, 2007, the Company completed the transfer of the shares of Mineral Park to Mercator Holdings. As a result, the Company indirectly owns, and Mercator Holdings directly owns, 100% of the issued and outstanding shares of Mineral Park, a private company incorporated under the laws of the State of Delaware which owns a 100% interest in the Mineral Park mine located in Kingman, Arizona.

2. Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants ("CICA") accounting standards: (a) Handbook Section 1530, *Comprehensive Income*; (b) Handbook Section 3855, *Financial Instruments – Recognition and Measurement*; (c) Handbook Section 3861, *Financial Instruments – Disclosure and Presentation*; (d) Handbook Section 3865, *Hedges*; and (e) Handbook Section 1506, *Accounting Changes*. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below.

(a) Comprehensive Income, Section 1530:
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains an losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

The adoption of this new standard had no effect on the consolidated financial statements of the Company.

(b) Financial Instruments – Recognition and Measurement, Section 3855:
This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the statements of operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 were recognized by adjusting opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method.

• Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

• Held for trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

The adoption of this new standard had no effect on the consolidated financial statements of the Company.

(c) Financial Instruments – Disclosure and Presentation, Section 3861:
This standard sets out standards which address the presentation of financial instruments and non-financial derivatives, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure

(Stated in US Dollars)

of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value (see note 8).

The Company has chosen to recognize all transaction costs to net income on all financial liabilities that have been designated as other than held for trading in accordance with S3855.57(a).

(d) Hedging, Section 3865:
This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

(e) Accounting Changes, Section 1506:
Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

3. Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as *ore on leach pads* and *in-process inventories*. Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of *Mining and Processing Costs* on the Statement of Operations. The ore on leach pads and inventories consists of amounts expected to be processed within the twelve month period. The major classifications are as follows:

Ore on Leach Pad

The quantity of material in ore on the leach pad is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast-hole cuttings determine the estimated amount of copper contained in material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Estimated amounts of copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at September 30, 2007 the current ultimate recovery copper has been estimated at 70% (December 31, 2006 – 70%).

(Stated in US Dollars)

In-process Inventory

In-process inventories represent copper ore that is currently in the process of being converted to a saleable product. In-process material is measured based on assays of the copper fed into the process and the projected recoveries. In-process inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost. Interest costs incurred on equipment used in the mining of copper are capitalized.

The following table summarizes these various components of inventory as at September 30, 2007 and December 31, 2006:

	September 30, 2007	December 31, 2006
Ore on Leach Pad	$ 13,700,800	$ 7,568,149
In-process inventory	495,718	355,064
Supplies	108,349	137,364
	$ 14,304,867	$ 8,060,577

4. Environmental Bond

The Aquifer Protection Permit and underlying bond ("APP Bond") is a requirement by the State of Arizona. Mineral Park mine is required to fund the bond as a contingency against any damage to the aquifer that might ensue as a result of mining operations which may exceed the amount provided for in these financial statements. Actual amounts payable may ultimately exceed the amount provided for in these financial statements. This bond represented a trust fund balance of $920,000 at the time of the Company's acquisition of Mineral Park mine and requires quarterly deposits of $33,000 until the fund reaches a value of $2,100,000. At September 30, 2007 the fund totals $1,767,560 (December 31, 2006 -$1,578,948).

5. Property, Plant and Equipment

During the nine months ended September 30, 2007 the Company acquired $7.0 million of new and used mining equipment, incurred $28.5 million on work in progress related to the mill construction, recorded $870,000 in amortization and disposed of $6.0 million of equipment related to the ASARCO Mission South Mill.

6. Land Reclamation Bond

The State of Arizona has approved a bonding liability requirement of $1,324,000. The Company has satisfied this State bonding requirement with an irrevocable letter of credit issued by the Bank. The letter of credit is collateralized by cash on deposit with a bank in the amount of $1,390,673 at September 30, 2007 (December 31, 2006 - $1,337,770). $1,324,000 of this balance is restricted and not available to the Company for working capital needs.

(Stated in US Dollars)

7. Net Proceeds Interest Liability

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of Mineral Park Inc. pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with Equatorial Mining North American Inc. ("EMNA"). Under the terms of the acquisition agreement, the Company acquired all the issued and outstanding common shares of Mineral Park for consideration of 4,612,175 common shares at price of $0.15 per common share. Under the Acquisition Agreement $2,753,000 will be reimbursed to the vendor by an unsecured net proceeds interest ("NPI") in the Mineral Park mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined in the agreement. On the acquisition date, the Company recognized $568,152 of the NPI representing the excess of net assets over the common share purchase price. Contingent consideration in excess of the amount recognized will be recognized in future periods as a mineral property cost when the contingency is resolved and the consideration is issued or becomes issuable. As at September 30, 2007, $1,287,674 has been tendered to EMNA (December 31, 2006 - $Nil) of which $719,522 has been recognized as a mineral property cost and $568,152 has been debited against the NPI liability.

8. Note Payable – Secured Notes

On February 15, 2007, the Company completed the previously announced issuance of units. A total of a 120,000 units were sold at a price of $980 per unit for gross proceeds of $117,600,000. Each unit consisted of one secured note in the principal amount of $1,000 and 50 detachable common share purchase warrants. The notes bear interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year. The notes mature on February 16, 2012, at which time the Company will be required to repay the principal amount of $120,000,000. The notes are secured by the assets of the Company including the shares of its wholly-owned subsidiary Mercator Mineral Park Holdings Ltd. and the debt of its indirect wholly-owned subsidiary Mineral Park Inc. owed to the Company and rank senior to the Company's other existing and future unsecured indebtedness (if any) and will have recourse to the assets of the Company. The notes may be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note including accrued and unpaid interest.

Each detachable common share warrant entitles the holder to purchase one common share at a price of at CDN$4.00 per share until February 16, 2012.

In accordance with the requirements of CICA handbook S3855, *Financial Instruments – Recognition and Measurement*, the notes have been designated as other liabilities. Furthermore the proceeds raised from the issuance of the notes were allocated between the liability (notes) and equity (share purchase warrants) components using the residual method whereby the Company determined the fair value of the share purchase warrants and allocated the residual to the notes. The Company used the Black-Scholes option pricing model to determine the fair value of the share purchase warrants using the Company's historical prices and the following assumptions (i) risk-free interest rate of 3.79%, (ii) expected volatility of 79.7%, (iii) expected life of 5 years, and (iv) a dividend yield of Nil.

At the date of issuance of the notes, the Company allocated $10,374,382 to the share purchase warrants (credited to contributed surplus), and $107,225,618 to the notes. The amount allocated to the share purchase warrants and the difference between the redemption value and proceeds received ($2,400,000) represents a discount on the debt financing which is accreted to income over the term of the debt using the effective interest rate method.

(Stated in US Dollars)

In consideration for the agent's services, the Company paid a cash commission of 4% of the principal amount of the notes which has been expensed in the period as finance issuance costs in accordance with the Company's accounting policy (Note 2(c)).

The notes payable - notes and debt discount are summarized as follows:

	Face Amount	Discount	Carry Value
Notes payable – notes at February 15, 2007	$120,000,000	$12,774,382	$107,225,618
Accretion of debt discount	-	(1,512,043)	1,512,043
Note payable – notes at September 30, 2007	$120,000,000	$11,262,339	$108,737,661

During the three and nine months ended September 30, 2007, the Company recorded an accretion expense of $610,238 (2006 - $nil) and $1,512,043 (2006 - $nil) respectively on this discount

9. Share Capital

Authorized

Unlimited Common Shares

Issued

i. Common Shares Issued and Outstanding

Changes in the share capital of the Company for the nine month period ended September 30, 2007 were as follows:

Issued Common Shares	September 30, 2007		December 31, 2006	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	63,038,700	$32,493,065	45,137,675	$20,456,890
Issued during period	8,337,500	19,200,291	-	-
Exercise of warrants	346,425	918,648	15,355,562	11,897,493
Exercise of stock options	2,013,091	628, 551	2,545,463	138,682
Balance, end of period	73,735,716	53,240,555	63,038,700	32,493,065

On February 15, 2007 we completed the previously announced share capital financing whereby we sold 8,337,500 common shares to accredited investors at a price of Cdn$3.00 per share (US$2.577 per share) for gross proceeds of Cdn$25,012,500 (US$21,490,249).

The agents received a cash commission of 6% of the gross proceeds of the financing. The agents also received agent's warrants equal to 6% of the aggregate number of units sold pursuant to the offering. Each agent's warrant upon exercise will entitle the holder to acquire one common share at an exercise price of Cdn$3.00 per common share for a period of 24 months from the date of issue.

The agent's warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company's historical prices and the following assumptions (i) risk-free interest rate of 3.68%, (ii) expected volatility of 68.6%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agent warrants of $680,800 was charged as

(Stated in US Dollars)

commission against share capital as share issuance costs (see below) with a corresponding credit to contributed surplus.

The cash commission, agent's warrants and other transaction costs related to the financing, in the amount of US$2,289,958, have been offset against the gross proceeds received.

A total of 8,337,500 common shares were issued pursuant to the financing and 500,250 common shares are reserved for issuance on exercise of the agent's warrants.

ii. **Warrants**

The following is a summary of common share purchase warrants outstanding and exercisable as at September 30, 2007:

	Number	Weighted Average Exercise Price $Cdn
Balance, January 1, 2007	-	0.00
Issued	6,000,000	4.00
Issued	500,250	3.00
Exercised	(346,425)	3.01
Balance, September 30, 2007	6,153,825	3.97

A summary of the changes in share purchase warrants outstanding for the three month period ended September 30, 2007 is as follows:

Number	Exercise Price $Cdn	Expiry Date
5,996,250	4.00	February 16, 2012
157,575	3.00	February 16, 2009
6,153,825		

iii. **Options**

A summary in the changes in share purchase options outstanding for the nine month period ended September 30, 2007 is as follows:

	Number of Options	Weighted Average Exercise Price (Cdn$)
Outstanding at January 1, 2007	4,404,500	$1.17
Granted	3,865,000	$3.08
Exercised	(2,013,091)	($1.12)
Cancelled	(801,843)	$1.95
Outstanding at September 30, 2007	5,454,566	$2.67
Exercisable at September 30, 2007	3,129,883	$2.56

(Stated in US Dollars)

During the nine month period ended September 30, 2007 there were 803,767 options exercised in the conventional manner for gross proceeds of $628,551. In addition, 2,011,167 options were exercised using the cashless exercise arrangement, resulting in a further 1,209,324 shares being issued.

The following is a summary of common share purchase options outstanding and exercisable as at September 30, 2007:

Issued Date	Number	Exercise Price $Cdn	Expiry Date	Exercisable
February 11, 2004	20,000	0.43	February 11, 2009	20,000
July 6, 2004	75,000	0.40	July 6, 2009	75,000
July 6, 2004	40,000	0.30	July 6, 2009	40,000
April 1, 2005	40,000	0.60	April 1, 2010	40,000
July 22, 2005	150,000	0.65	July 22, 2010	150,000
October 18, 2005	103,533	0.85	October 18, 2010	103,533
January 4, 2006	60,000	0.98	January 4, 2011	60,000
January 4, 2006	100,000	1.00	January 4, 2011	100,000
January 11, 2006	643,333	1.00	January 11, 2011	50,000
May 19, 2006	400,000	2.09	May 19, 2011	400,000
August 28, 2006	360,000	2.14	August 28, 2011	360,000
February 21, 2007	2,087,700	3.30	February 21, 2012	1,043,850
March 15, 2007	1,225,000	3.10	March 16, 2012	612,500
July 28, 2007	150,000	8.02	July 28, 2012	75,000

10. Stock-Based Compensation

The weighted average fair value of options granted during 2007 was CDN $2.37 (US - $2.17) (2006 – CDN $1.46 (US - $1.25)) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

Weighted average assumptions used in calculating compensation expense in respect of options granted were as follows:

(Stated in US Dollars)

	2007	2006
Risk-free interest rate	3.99%	3.99%
Dividend yield	nil	nil
Expected volatility factor of the expected market price of the company's common shares	81%	83%
Weighted average expected life of the options (months)	60	60

For the nine months ended September 30, 2007, the compensation cost for stock options granted totaled $7,277,341 (Nine months ended September 30, 2006 - $2,213,052), which was included in the Statement of Operations and Deficit and credited to contributed surplus.

11. Equipment Loans:

	2007	2006
Term loan bearing interest at a rate of 9.58% per annum, matures in April 2009, payable monthly in instalments of $1,474 of principal and interest. The loan is collateralized by certain mining equipment.	$ 9,994	$ 36,136
Term loan bearing interest at a rate of 7.5% per annum, matures on August 1, 2010, payable monthly in instalments of $60,270 of principal and interest. The loan is collateralized by certain mining equipment.*	1,889,386	2,222,703
Term loan bearing interest at a rate of 9.50% per annum, matures in January 1, 2010, payable monthly in instalments of $5,515 of principal and interest. The loan is collateralized by certain mining equipment.	138,003	173,452
Term loan bearing interest at a rate of 7.50% per annum, matures August 25, 2011, payable monthly in instalments of $18,375 of principal and interest. The loan is collateralized by certain mining equipment.*	758,329	862,678
Term loan bearing interest at a rate of 7.75% per annum, matures in September 1, 2011, payable monthly in instalments of $61,608 of principal and interest. The loan is collateralized by certain mining equipment.*	2,505,244	3,016,111
Term loan bearing interest at a rate of 7.71% per annum, matures in September 1, 2011, payable monthly in instalments of $31,897 of principal and interest. The loan is collateralized by certain mining equipment.*	1,314,288	1,524,745
Term loan bearing interest at a rate of 6.99% per annum, matures in May 1, 2012, payable monthly in instalments of $33,731.36 of principal and interest. The loan is collateralized by certain mining equipment.*	1,604,388	-
Term loan bearing interest at a rate of 7.21% per annum, matures in May 1, 2012, payable monthly in instalments of $75,000 of principal and interest. The loan is collateralized by certain mining equipment.*	3,075,465	-
Term loan bearing interest at a rate of 7.34% per annum, matures in May 1, 2012, payable monthly in instalments of $10,586.63 of principal and interest. The loan is collateralized by certain mining equipment.*	499,565	-
Term loan bearing interest at a rate of 7.34% per annum, matures in May 1, 2012, payable monthly in instalments of $21,631.06 of principal and interest. The loan is collateralized by certain mining equipment.*	1,020,733	-
Term loans	12,815,396	7,835,825
Current portion	2,958,937	1,499,423
Long-term portion	$ 9,856,459	$ 6,336,402

(Stated in US Dollars)

Principal repayments over the remaining terms of the loans are:

Twelve months ended September 30, 2008	$	2,958,937
Twelve months ended September 30, 2009	$	3,096,530
Twelve months ended September 30, 2010	$	3,150,765
Twelve months ended September 30, 2011	$	2,682,930
Twelve months ended September 30, 2012	$	926,234
	$	12,815,396

12. Commitments and Contingencies

During the year ended December 31, 2006 an action was commenced against the Company for damages by a former director and officer of the Company. The Company was served in connection with this matter on May 10, 2006 and filed an Appearance and a Statement of Defense. During the period ended September 30, 2007, the matter was settled and the action was dismissed.

13. Asset Retirement Obligation

The Company estimated its asset retirement obligation based on its understanding of the requirements to reclaim, decommission and clean up its Mineral Park mine site. The Company estimated $3,277,000 (2006 – $3,277,000) commencing in 10 (2006 -11) years would be required to complete the retirement obligations. In determining the estimated initial present value of the obligation, a discount factor of 7.5% (2006 – 7.5%) (the credit-adjusted risk-free rate), and an inflation rate of 2.5% (2006 – 2.5%) were used. The Company's retirement obligation related to the Mineral Park mine was incurred when the Company initially acquired the facility in 2003; accordingly, amortization of the discount has been retroactively recalculated from 2003. The asset portion of the retirement obligation was retroactively written off in 2003, as the carrying value of the mine on acquisition was nil. As at September 30, 2007, the asset retirement obligation balance is $2,205,000 (December 31, 2006 - $2,087,442). For the nine month period ended September 30, 2007, the Company recorded accretion expense of $117,558 (nine months ended September 30, 2006 - $109,350) related to the asset retirement obligation.

The asset retirement obligation accrual requires management to make significant estimates and assumptions. Actual results could materially differ from these estimates.

14. Gain on Sale of Assets

During the year ended December 31, 2006, ASARCO LLC ("ASARCO") filed a complaint against the Company's wholly-owned subsidiary, Mineral Park Inc. seeking to void Mineral Park Inc.'s July 2005 purchase of the process mill for $6.0 million. On November 6, 2006, the Company announced that the Court granted the injunction in favor of ASARCO. The Company filed an appeal of the decision to grant the injunction. On February 5, 2007, the United States District Court in the Southern District of Texas affirmed the ruling of the Bankruptcy Court on the preliminary injunction. The hearing date before the Bankruptcy Court to decide the litigation in respect of the Mission South Mill was set for February 27, 2007. Costs totaling $1,790,860, incurred and previously capitalized during the year by the Company in the dismantlement of the process mill purchased from ASARCO and the legal costs associated with the litigation, have been expensed as a result of the litigation. As at December 31, 2006, the outcome of the matter was indeterminable.

On March 5, 2007 The Federal Bankruptcy Court approved the Company's re-sale of the Tucson mill to ASARCO for $9.0 million and recorded a gain on sale of $3.0 million.

(Stated in US Dollars)

15. Related Party Transaction

Related party transactions not disclosed elsewhere in these interim consolidated financial statements include:

The Company paid or accrued $17,090 (September 30, 2006 -$Nil) for legal services rendered by a director of the Company during the three month period ended September 30, 2007.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

16. Segmented Information

The Company is engaged in the exploration, development and extraction of copper and molybdenum in the United States. The Company has determined that it operates in one reporting segment. All revenue, inventory, and long-term assets for all periods presented are related to the reporting segment in the United States.

17. Subsequent Events

Subsequent to the end of the period:

- 25,018 agent's warrants were exercised for proceeds of Cdn $75,054; and
- The Company made a formal offer for all of the shares of Tyler Resources Inc.

18. Consolidation of Salaries, Wages and Benefits and Administration expenses

The Company has refined its cost accounting procedures at Mineral Park and no longer carries salaries and wages as a separate line item on the Statement of Income and Retained Earnings. In order to more effectively control costs, labor costs have become a component of the operational cost centers, consequently the previously itemized labor and salaries are now presented as component part of Mining, Operations, and Administration. The residual salaries and wages which are comprised of corporate salaries and the non cash stock based compensation have been included in Administration for presentation purposes on the Statement of Income and Retained Earnings.

This management's discussion and analysis ("MD&A") of financial position and results of operations of Mercator Minerals Ltd. (the "Company") is current as of November 12, 2007, and should be read in conjunction with the amended unaudited consolidated financial statements of the Company and the notes thereto for the period ended September 30, 2007 and with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2006. Additional information relating to the Company, including the Company's Annual Report for the year ended December 31, 2006 (the "Annual Report"), is available on SEDAR at www. sedar com.

All currency amounts in this report are expressed in US dollars, unless the context indicates otherwise. References to "2007" are in respect of the three month and nine month periods ended September 30, 2007 and to "2006" are in respect of the three month and nine month periods ended September 30, 2006, unless the context indicates otherwise.

This MD&A is intended to complement and supplement the Company's unaudited consolidated financial statements and notes thereto for the period ended September 30, 2007 (the "Financial Statements") and, therefore, should be read together with the Financial Statements. These Financial Statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

Forward Looking Statements

This MD&A may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Annual Report.

The common shares of the Company trade on The Toronto Stock Exchange (the "TSX") (symbol: ML).

Introduction

The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Financial Statements of the Company which have been prepared in accordance with Canadian GAAP.

Overall Performance and Strategy

The Company is a diversified natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. The Company's principal asset is the 100% owned Mineral Park Mine ("Mineral Park"), a producing copper mine located near Kingman, Arizona. The primary focus of the Company is the expansion of its copper production and the addition of molybdenum and silver production at Mineral Park.

During the quarter, management continued to move the construction of the 50,000 ton per day concentrator mill facility at Mineral Park forward, while increasing production through the SX-

EW plant and maintaining significant operating cash flows. Subsequent to the end of the quarter, the Company announced the intention to and made a formal offer for all of the shares of Tyler Resources Inc.

Throughout the balance of 2007, the Company will continue to focus its resources and efforts on increasing production at Mineral Park and progressing with the construction of the Phase 4 expansion and the installation of the milling circuit at Mineral Park, and resumption of production of copper and molybdenum concentrates from Mineral Park in the first half of fiscal 2008. Additionally, the Company will continue to expend management time and effort on the acquisition of the shares of Tyler Resources Inc., pursuant to the take over bid circular filed subsequent to the end of the period.

The average realized price for copper was above $3.36 per pound for the quarter ended September 30, 2007. At the time of writing the copper price was approximately $3.15 per pound. The price of this commodity is still considered by management to be favourable to the operations at Mineral Park.

HIGHLIGHTS

Third quarter highlights include:

- Copper production of 3.093.615 pounds for the three month period ended September 30, 2007, compared to 2,699,646 pounds for the corresponding three months in 2006;

- Revenues from copper sales and sale of landscaping materials for the three month period ended September 30, 2007 of $10,593,092 compared to $9,864,737 for the corresponding period in 2006, a 7.38% increase;

- Continued cash flow from operations during the construction of the Phase 4 expansion;

- Income from Operations for the quarter was $5,271,001 compared with $6,630,972 for the corresponding period in 2006;

- Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the period was $7.86 million compared to $5.43 million for the third quarter of 2006;

- Net earnings before non cash items and interest for the three month period ended September 30, 2007 of $4,347,736 compared to $5,007,423 for the corresponding period in 2006;

- Net earnings after non cash items and interest expenses for the three month period ended September 30, 2007 of $296,729 compared to net earnings of $3,908,142 for the corresponding period in 2006;

- Cash on hand at September 30, 2007 of $123,203,869 and working capital of $134, 736,789 as compared to cash on hand of $11,076,108 and working capital of $17,817,247 at December 31, 2006.

Nine months financial highlights include:

- Revenue for the period was $28,677,402 compared to $21,904,170 for 2006, a 30.92% increase;

- Income from Operations for the period was $15,087,513 compared with $13,351,664 for the corresponding period in 2006;

- Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the period was $13.03 million compared to $10.91 million for 2006;

- Net earnings before non cash items, interest and finance charges for the period ended September 30, 2007 of $9,014,008 compared to $8,842,207 for the corresponding period in 2006;

- Net loss after non cash items and interest expenses for the period ended September 30, 2007 of $6,149,737, in line with the Phase 4 expansion program underway, compared to net earnings of $6,272,938 for the corresponding period in 2006;

- Copper production of 8,818,165 pounds for the nine month period ended September 30, 2007, compared to 6,600,814 pounds for the corresponding period in 2006.

Progress in Q3 2007
Significant progress has been made during the third quarter of 2007. The rebar construction and concrete pours for the trunion bases and the two SAG Mill foundations was completed and the construction and rebar installation for the ball mill foundations commenced.

The two 230 KVA transformers were ordered and delivered on site and foundations for both transformers were poured. The reclaim tunnels were excavated and rebar and forming is underway. The first SAG mill foundation and the first motor base on the number one sag have been poured. The ball mills required for Phase 1 are still on schedule for delivery in the first quarter of 2008.

Sub excavation for the flotation circuit is complete and the copper cleaner flotation cells are ready for shipment to the mine-site. Foundation work commenced on the moly/copper cleaning circuit foundations. The concentrate regrind tower mill and the cyclone pack for the tower mill have also been received on site.

In September 2007, Mercator entered into a ten year framework agreement for the purchase of all of the molybdenum concentrate production of the Mineral Park mine, which is currently forecast to average 10.3 million pounds of molybdenum annually over the first 10 years of the current estimated 25 year mine life. Payment for the molybdenum concentrates will be made FOB the mine-site. The agreement secures processing capacity for Mercator's molybdenum concentrate production. The first production of molybdenum concentrates are expected during the second quarter of 2008.

During the period, while continuing with the construction of the Phase 4 expansion at Mineral Park, the Company reported record levels of production, generated significant income from operations and continues to generate approximately US$2 million per month in operating cash flow.

Management's success at improving operating efficiencies and production levels at Mineral Park in the three months ended September 30, 2007 have resulted in improved operating cash flows and the completion of the necessary financing to proceed with the Phase 4 expansion program at Mineral Park to increase copper production and to add molybdenum and silver production commencing in the first half of 2008.

Mining and Leaching Operations

Production for the three and nine month periods ended September 30, 2007 was 3,093,615 pounds and 8,818,165 pounds respectively, approximately 15% and 34% better than the 2,699,646 pounds and 6,600,914 pounds for the corresponding periods in 2006.

Review of Financial Results and Operating Activities

2007 Compared to 2006

Revenues generated by the Company from metals sales and other items during the quarter ended September 30, 2007, totaled $10,593,092 on the Company's total production of 3,093,615 pounds of copper compared to revenues of $9,864,737 and total production of 2,699,646 pounds of copper for the corresponding period in 2006. For the nine months, revenues were $28,677,402 ($21,904,170 - 2006) on the Company's total production of 8,818,165 pounds of copper (6,600,914 - 2006). Average realized copper price during the three month period ended September 30, 2007, was approximately $3.36 per pound. None of the Company's production during the recently completed period or subsequent thereto was or has been hedged.

Income from Operations for the quarter was $5,271,001 compared with $6,630,972 for the corresponding period in 2006.

For the quarter ended September 30, 2007, the Company reported net income, including non cash items, of $296,729 ($0.00 per share) compared with net income of $3.9 million ($0.06 per share) for the corresponding period in 2006. Excluding non cash items for stock based compensation expense of $1,349,160, accretion expense of $649,424 and amortization of $307,546, the Company recorded net income of $2.6 million. Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the period was $7.86 million compared to $5.43 million for the third quarter of 2006.

The reporting of earnings before EBITDA is a non-GAAP measure which the Company believes is used by certain investors to determine the Company's ability to generate cash flows for investing and other activities. These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

For the year to date, the Company recorded a net loss, including non cash items, of $6.14 million ($0.09 per share) compared with earnings of $6.27 million ($0.11 per share) for the corresponding period in 2006. Excluding non cash items for stock based compensation expense of $7,277,341, accretion expense of $1,629,601 and amortization of $861,445, the Company recorded net earnings of $3.62 million. EBITDA for the year to date was $13.03 million compared to $10.91 million for the corresponding period in 2006.

Net earnings for the quarter and year to date were adversely impacted by non cash charges for stock based compensation, accruals for income tax and the initial interest payment at the end of the quarter on the Notes issued by the Company in the first quarter of the year.

Mining and Processing expenses at Mineral Park increased to $4,824,290 during the quarter ended September 30, 2007 as compared to $1,568,046 for the corresponding period in 2006. For the year to date, processing expenses at Mineral Park were $6,916,838 compared to $4,100,258 for the corresponding period in 2006. The increase in mining and processing expenses during the period ended September 30, 2007 as compared to 2006 reflects increased ore mining over the last quarter and the allocation of salaries and wages at the operating level to specific departments to develop better cost accounting metrics for operations.

Administration costs were $889,991 for the quarter ended September 30, 2007 as compared to $2,022,378 for the corresponding period in 2006. For the nine months, administration costs were $11,459,346 ($6,154,512 - 2006). The increase was attributable to among other things, the increased property insurance and employee benefit costs, increased consulting and legal fees in connection with the increased corporate activity, increased investor relations activities and attendance at conferences and marketing road shows, and the use of outside consultants in connection with the preparation of the construction for the Phase 4 expansion of production at Mineral Park. Additionally, the Company has refined its cost accounting procedures at Mineral Park and no longer carries salaries and wages as a separate line item on the Statement of Income and Retained Earnings. In order to more effectively control costs, labor costs have become a component of the operational cost centers, consequently the previously itemized labor and salaries are now presented as component part of Mining, Operations, and Administration. The residual salaries and wages which are comprised of corporate salaries and the non cash stock based compensation have been included in Administration for presentation purposes on the Statement of Income and Retained Earnings.

Excluding the non cash charge for stock based compensation during the quarter, administration costs decreased by $1,894,317 to $ (459,169) from $1,435,148 during the corresponding period in 2006. For the nine month period, excluding the non cash charge for stock based compensation during the period, administration costs increased by $240,545 to $4.182,005 from $3,941,460 during the corresponding period in 2006. The increase is attributable to the allocation of salaries and wages at the operating level to specific departments to develop better cost accounting metrics for operations.

Interest expense for the quarter was $4,014,083 compared to $58,832 during the corresponding period ended September 30, 2006. For the nine months it was $9,878,072 ($170,386 - 2006). The increase in interest expense was due mainly to the $5.1 million interest payment and the accrual for interest due and payable on the Notes issued by the Company earlier in the year, for proceeds to be used to finance the construction of the mill leading to increased production at Mineral Park.

Interest income for the quarter rose to $2,269,206 from $222,648 during the corresponding period ended September 30, 2006. For the nine months it was $4,482,714 ($324,957 - 2006), reflecting higher cash balances as a result of funds received from the debt and equity financing completed earlier in the year, increased revenues generated from operations and increasing amounts of funds held in interest-bearing bonds for land reclamation and environmental protection as required by regulatory agencies in the United States.

At September 30, 2007 the Company was holding an inventory of approximately 17,269,407 pounds of copper, in finished product and in-circuit recoverable copper.

The following table provides a detailed breakdown of unit costs and expenses at Mineral Park, Inc. by quarter for the last three quarters, stated in US dollars.

Mineral Park Mine				
Direct Summary Unit Costs		2007		
	Total	Q1	Q2	Q3
Ore Mined	3,064,180	796,373	1,097,851	1,169,956
Molybdenum Stockpile	74,164	0	0	74,164
Waste Mine	3,056,975	1,206,906	945,372	904,697
Total Mined	6,195,319	2,003,279	2,043,223	2,148,817
Copper Production	8,818,165	2,638,210	3,086,340	3,093,615
	0			
Mining	2,595,026	140,636	634,172	1,820,219
Processing	4,321,811	1,253,478	1,350,786	1,717,547
Administration	2,503,379	714,951	1,013,647	774,781
Total Direct Operating Costs	9,420,217	2,109,065	2,998,605	4,312,547
Development & Expansion	2,177,662	(165,823)	1,829,154	514,330
Net Proceeds Interest	435,039	0	285,109	149,930
Depreciation & Amortization	979,003	259,363	372,909	346,732
Net Interest	5,556,488	(124,611)	3,861,871	1,819,228
Income Tax	2,409,695	429,743	1,979,952	0
Total Mineral Park	20,978,104	2,507,737	11,327,601	7,142,766
Direct Cost Per Ton Material				
Mining	$ 0.42	$ 0.07	$ 0.31	$ 0.85
Processing	$ 0.70	$ 0.63	$ 0.66	$ 0.80
Administration	$ 0.40	$ 0.36	$ 0.50	$ 0.36
	$ 1.52	$ 1.06	$ 1.47	$ 2.01
Direct Cost Per # Copper Produced				

Mining	$ 0.29		$ 0.05	$ 0.21		$ 0.59
Processing	$ 0.49		$ 0.48	$ 0.44		$ 0.56
Administration	$ 0.28		$ 0.27	$ 0.33		$ 0.25
	$ 1.06		$ 0.80	$ 0.98		$ 1.40

The increase in mining and processing costs in the third quarter and the overall increase to the cost per ton mined and the cost per pound produced, is due in large part to increased ore mining over the last quarter and the allocation of salaries and wages at the operating level to specific departments to develop better cost accounting metrics for operations. In order to more effectively control costs, labor costs have become a component of the operational cost centers, consequently the previously itemized labor and salaries are now presented as component part of Mining, Operations, and Administration.

Selected Quarterly Financial Information

The following tables present our unaudited quarterly results of operations for each of the last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information. Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2006 and 2005.

Net Income (loss) by quarter

	Q-1	Q-2	Q-3	Q-4
2007				
Total Revenue	$ 10,625,546	$ 10,458,764	$10,593,092	
Net earnings (loss)	(4,596,790)	1,518,219	296,729	
Earnings (loss) per share	(0.06)	0.02	0.00	
Diluted Earnings (loss) per share	(0.06)	0.02	0.00	
2006				
Total Revenue	$ 3,941,755	$ 8,097,679	$ 9,864,737	$ 9,105,900
Net income	523,945	1,840,850	3,908,143	794,719
Basic Earnings per share	0.01	0.03	0.06	0.01
Diluted Earnings per share	0.01	0.03	0.06	0.01
2005				
Total Revenue				$4,356,078
Net income (loss)				189,089
Basic Earnings (loss) per share				0.00
Diluted Earnings (loss) per share				0.00

Financial Position and Liquidity

The Company's financial condition improved significantly during through 2007, due in large part to the issuance of debt and equity pursuant to the Short Form Prospectus offering completed on February 15, 2007, and increased production and mining activity at Mineral Park, the exercise of stock options and, higher levels of cash balances and working capital throughout the period ended September 30, 2007. As at September 30, 2007, the Company had working capital of $134,736,789 compared to $17,817,247 at December 31, 2006. The most significant components of the change in working capital were the increase in cash and cash equivalents to $123,203,869 the increase in Income Tax receivables to $3,262,411 from nil, reflecting balances owing against Income Tax installments remitted and inventories to $14,304,867 from and $8,060,577, at year end. On the current liabilities side of the equation, Accounts Payable were higher by $3,204,046, reflecting greater activity and receipt of invoices related to the Phase 4 expansion at Mineral Park; the Net Proceeds Interest payable decreased to $Nil during the period, from $568,152 at December 31, 2006, and the current portion of the equipment loans increased to $2,958,937 from $1,499,423. Other components of working capital did not appreciably change in relation total amounts recorded in the prior period.

The Notes that were issued as at February 15, 2007 bear interest at the rate of 11.5% per year, payable semi-annually in arrears in equal installments on June 30 and December 31 of each year, the first payment was made on June 30, 2007. The Notes mature on, and principal repayment is due on February 16, 2012. The Notes are direct secured obligations of the Company, ranking senior to unsecured indebtedness of the Company, if any.

During the nine month period ended September 30, 2007, 2,013,091 stock options and 346,425 warrants were exercised for total proceeds of $1,547,199 and the Company completed the offering of 120,000 units and 8,337,500 common shares pursuant to the Short Form Prospectus for gross proceeds of $139.09 million. $21.4 million, net of share issuance costs, was raised from the issuance of equity compared to $10.8 million in the comparable period of the prior year.

The Company's gross copper sales are dependent on sales volumes and prevailing market prices for copper. Monthly average per-pound realized copper prices in for the last 15 months have been the following:

2007					
July	$3.56	August	$3.18	September	$3.33
April	$3.40	May	$3.43	June	$3.29
January	$2.70	February	$2.72	March	$2.90
2006					
October	$3.39	November	$3.03	December	$2.83
July	$3.68	August	$3.51	September	$3.42
April	$3.39	May	$4.04	June	$3.26
January	$2.15	February	$2.04	March	$2.35

In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270 including interest to finance the remainder of the equipment commitment. Through 2006, the Company entered into equipment financing arrangements for the purchase of additional mining equipment; $1,584,116 at 7.71% interest for a term of 60 months, with monthly installments of $31,897 of principal and interest; $914,622 at 7.50% interest for a term of 60 months, with monthly installments of $18,372 of principal and interest; and $3,056,433 at 7.75% interest for a term of 60 months, with monthly installments of $61,608 of principal and interest, to finance the remainder of the equipment commitment, These loans are collateralized by the equipment financed.

Additionally, as disclosed above, the Company made a $5.1 million interest payment on the Notes issued by the Company earlier in the year, the proceeds of the Notes which are to be used to finance the construction of the mill leading to increased production at Mineral Park. An additional sum of $3,478,356 interest is accrued and owing on the Notes.

Financial and Other Instruments

The Company has placed the bulk of its cash and cash equivalents in liquid renewable US dollar bank instruments, which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received. Cash on hand at September 30, 2007 was $123,203,869 as compared to cash on hand of $11,076,108 at December 31, 2006.

Property, Plant and Equipment

Year to date, the Company spent added $36.2 million to Property, Plant and Equipment comprised of $29 million in additions to work in progress, and $7.0 million in accumulated depreciation and asset disposals, $6.0 million represented by the ASARCO Mission mill, for net expenditures on property, plant and equipment during the year to date period ended September 30, 2007 of $26,506,626 compared to $9,093,430 in the corresponding period of 2007.

Financing Activities

During the third quarter of 2007, the Company raised a total of $(287,729) from the issuance of new debt and equity compared to $5.51 million in the comparable period of 2006. In the third quarter of 2007, 42,300 stock options were exercised in the conventional manner and 10,000 warrants were exercised for proceeds of $101,699. In addition, 100,000 options were exercised using the cashless exercise arrangement, resulting in a further 59,677 shares being issued. For the year-to-date, $143 million was raised from the issuance of debt and equity compared to $16.19 million, in the comparable period of the prior year.

Outstanding Share Data

As at September 30, 2007, and November 12, 2007, 2006, there were 73,735,716 and 73,760,734 common shares issued and outstanding respectively. In addition, at September 30, 2007, there were 5,454,566 stock options outstanding with exercise prices ranging between CDN$0.30 and CDN$8.02 per share, approximately 57% of which have vested. As at September 30, 2007, there were 5,996,250 share purchase warrants outstanding expiring February 16, 2012, having an exercise price of CDN$4.00 per share and 167,575 Agent's share purchase warrants outstanding expiring February 16, 2009, with an exercise price of CDN$3.00.

Outlook

With the acquisition of Mineral Park in 2003, management began effecting changes in operations that will result in increased positive cash flow. The first steps have been completed and entail upgrades to the existing operation and the expansion of production capacity in the SX-EW plant. With the completion of the necessary financing in February 2007 for the construction of the 1st stage of the Phase 4 expansion, and the sale of the Mission South Mill back to ASARCO LLC, the Company is proceeding with the construction of facilities to initiate a two stage copper-molybdenum expansion of Mineral Park: Stage I to a 25,000 ton-per-day milling operation at an estimated cost of $128.0 million; and Stage II to a 50,000 ton-per-day milling operation at an estimated additional cost of $62.5 million, with production averaging 56.4 million pounds of copper, 10.3 million lbs of molybdenum and 0.6 million ounces of silver per year over the first 10 years of operation.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2006. Readers are referred to the Annual Management Discussion and Analysis dated March 26, 2007 for further information.

Commitments

There have been no significant changes in the Company's commitments as reported in the Annual Management Discussion and Analysis.

During the year ended December 31, 2006 an action was commenced against the Company for damages by a former director and officer of the Company. The Company was served in connection with this matter on May 10, 2006 and filed an Appearance and a Statement of Defense. During the period ended March 31, 2007, the matter was settled and the action was dismissed.

Off Balance Sheet Arrangements

The Company does not have any/off balance sheet arrangements other than the net profits interest in the Mineral Park Mine described in note 6 to the Financial Statements.

Related Party Transactions

Related party transactions are summarized in Note 15 to the Financial Statements for the period ended June 30, 2007.

Subsequent Events

Subsequent to September 30, 2007:

a) The Company received net proceeds of CDN$75,054 on the exercise of 25,018 Agent's share purchase warrants;

b) The Company made a formal offer for all of the shares of Tyler Resources Inc.

Disclosure Controls

Multilateral Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings" ("MI 52-109") issued by the Canadian Securities Administrators, requires Canadian public companies to submit annual and interim certificates relating to the effectiveness of an issuer's disclosure controls and procedures. These controls and procedures should be designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis, to allow management's review and discussion so that appropriate decisions can be made prior to the timely public disclosure of the information.

Management accepts responsibility for the reliability and timeliness of the information disclosed and confirms the existence and effectiveness of the systems of internal control that are in place to provide this assurance.

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer have evaluated the design and effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries required to be disclosed by the Company would be made known to them on a timely basis by others within those entities.

Changes in Internal Control over Financial Reporting

MI 52-109 specifies that a reporting issuer must disclose in their MD&A any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect internal control over financial reporting.

Management, including the Chief Executive Officer and the Chief Financial Officer has determined that there have been no changes in internal control over financial reporting during the period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Risks and Uncertainties

Risk Factors

The impact of fluctuations in the price of copper and molybdenum is a risk to the Company's future profitability and cash flow. Commodity prices may become quite volatile, reflecting the current tight supply and demand fundamentals for copper, molybdenum and other base and precious metals. Political and economic events around the world, which are difficult to predict, may continue to influence the prices of copper, molybdenum and other base and precious metals. Higher commodity prices often lead to higher levels of industry activity, which in turn lead to higher costs for land, reserves and services. These higher costs influence the investment returns received on the Company's capital expenditures. For a more detailed outline, please refer to the "Risk Factors" in the Company's MD&A and Audited Financial Statements for the years ended December 31, 2006 and 2005 available on SEDAR at www. sedar com.

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For a more detailed discussion of some of the risks and uncertainties facing the Company, please see the Annual Management Discussion and Analysis issued in connection with the Company's Audited Financial Statements for the years ended December 31, 2006 and December 31, 2005.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

This MD&A may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Annual Report. Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company's future prospects and make informed investment decisions. This MD&A contains forward-looking statements within the meaning of applicable Canadian securities legislation, including the *Securities Act* (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as "estimated", "progressing", "may", "expect", "will", "continue", "believe" and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at May 8, 2007 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the Phase 4 milling expansion of Mineral Park will be viable operationally and economically and proceeds as expected; and (4) any additional financing needed will be available on reasonable terms. Other risks and assumptions are discussed throughout this MD&A.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; and (7) future changes in the life-of-mine plan and/or the ultimate pit design. For a more comprehensive review of risk factors, please refer to the "Risk Factors" sections in the Company's MD&A and Audited Financial Statements for the years ended December 31, 2006 and 2005 available on SEDAR at www. sedar com. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

END